Issuer Free Writing Prospectus dated December 12, 2007

Filed Pursuant to Rule 433

Registration Nos. 333-145598

(Relating to Preliminary Prospectus dated November 20, 2007)

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

Common stock offered by us:	3,000,000 shares of common stock. This reflects a decrease of 1,500,000 shares from that set forth on the cover of the preliminary prospectus.

Upon completion of this offering, we will have 11,041,786 shares of common stock outstanding.

In addition, we have granted the underwriters an option to purchase up to an additional 450,000 shares of common stock to cover over-allotments. Except as otherwise indicated, all information in this issuer free writing prospectus assumes no exercise by the underwriters of this over-allotment option.

Public offering price:	$7.80 per share

Pro forma, as adjusted consolidated balance sheet data	Our pro forma, as adjusted cash and cash equivalents was approximately $21,521,902 and our pro forma, as adjusted stockholders’ equity was approximately $61,624,532, each as of September 30, 2007 and after giving effect to the offering of 3,000,000 shares of common stock.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $20,528,000 after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full, the net proceeds will be approximately $23,810,000.

CAPITALIZATION

The following table sets forth the (i) capitalization of the company at September 30, 2007 and (ii) adjusted as of that date giving effect to the sale of the 3,000,000 shares of common stock offered hereby and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the financial statements of the Company and the related notes thereto appearing elsewhere in this prospectus.

	September 30, 2007 Actual	September 30, 2007 Adjusted Pro Forma(1)

Cash and cash equivalents	$18,993,902	$21,521,902

Property, equipment and construction in progress, net	$8,626,170	$26,626,170

Bank loan, current	$1,172,395	$1,172,395

Convertible promissory notes, net of discount	3,885,671	3,885,671

Stockholders’ equity:
Share capital
Authorized: 200,000,000 common stock-par value $0.001;

Issued:
8,041,786 common stock (11,041,786 as adjusted)	8,042	11,042
100,000 preferred stock	100	100

Additional paid-in capital	32,636,179	53,161,179

Accumulated other comprehensive income	3,187,592	3,187,592

Retained earnings	1,100,595	1,100,595

Appropriation of retained earnings, (reserves)	4,164,024	4,164,024

Total shareholders’ equity	41,096,532	61,624,532

Total capitalization	$46,154,598	$66,682,598

(1)	adjusted to reflect this offering at a public offering price of $7.80 per share.

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or Roth Capital Partners, LLC, the representative of the underwriters for the offering, will arrange to send you the preliminary prospectus if you request it by calling toll-free (800) 990-2788, or by fax to (949) 720-7227 or by email at rothecm@roth.com. You may also access the preliminary prospectus by clicking on the following link:

http://www.sec.gov/Archives/edgar/data/857073/000119312507251106/ds1a.htm#tx10020_5